SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Release 23 September 2008, Lisbon

Meo surpasses 200 thousand customers

Portugal Telecom announced today that Meo, its pay-TV service, surpassed 200 thousand customers. Meo customers already represent circa 30% of PT’s ADSL customers and 7% of its traffic generating lines. Net additions in the quarter to date surpassed 84 thousand customers, already above those registered in 2Q08.

Meo, the integrated offer of voice, internet and pay-TV services, represents a key lever of PT’s strategy to strengthen the value proposition to its residential customers, which is based on a multiplatform concept that is intended to provide the same content, regardless of the customer interface. The IPTV platform over ADSL2+ provides a triple-play service mainly in urban areas. Additionally, Portugal Telecom launched in record time a satellite (DTH – direct to home) platform to provide nationwide coverage. Portugal Telecom is also participating in the digital terrestrial television contest (DTT), in the mux A (free-to-air) and muxes B-F (pay-TV), with the aim of complementing its existing television distribution technologies.

Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1500 real video-on-demand titles. Meo’s offer is very flexible with channels tiered in packages, or available à la carte, and that can be subscribed directly through the TV set in real time. In addition, Meo also provides access to advanced features such as digital recording and pause live-TV . Without legacy constraints, the set-top boxes in the Meo service are all HD compliant, using MPEG4.

Meo recently launched a renewed marketing campaign, which aims to strengthen Meo’s image as the best and most sophisticated pay-TV offer in the Portuguese market and highlight its multiple-play positioning as a 5-play offer, including pay-TV, fixed broadband, voice, video-on-demand and mobile broadband.

Portugal Telecom has since launch been strengthening the Meo offer with new features and content. On 1 June 2008, PT included Disney Channel in its basic pay-TV offer. On 7 June 2008, Portugal Telecom, in an exclusive partnership with TVI, broadcasted the first free-to-air emission in HD to all Meo customers, making available the Euro 2008 football championship in this format. Meo also broadcasted the Olympic Games in HD, in partnership with Eurosport. On 15 September, Meo started to broadcast the channels of five leading European football clubs (Barcelona, Chelsea, Inter, Manchester United and Real Madrid) thus reinforcing its sports content offering. In addition, PT entered into a partnership with a leading Portuguese football club, Sport Lisboa e Benfica, to create and broadcast in exclusive terms the

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital _ Euro 28,277,855.31	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
www.telecom.pt	and Corporation no. _ 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
		Bloomberg under the symbol PTC PL	http://ir.telecom.pt

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club channel, Benfica TV. Experimental broadcasting of this channel will start on 2 October with the exclusive live display of the UEFA cup game Benfica – Napoles.

With the implementation of this strategy, PT aims to enhance average revenue per user through the up-selling of additional services whilst contributing to increased customer retention through an attractive service offer at competitive multiple-play prices. The implementation of this strategy is already reflected in the ability of Portugal Telecom to regain customers in the competitive residential market. In effect, currently circa 60% of Meo IPTV net additions are new customers to PT.

PT’s Meo television offering is an investment in excellence and innovation to provide an experience of next generation television. Portugal Telecom will continue to invest in the quality of service and innovation of Meo, in order to provide more and better services to its customers.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.